

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 25, 2017

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

Virginia	**0-25464**	**26-2018846**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

500 Volvo Parkway
Chesapeake, Virginia 23320
(Address of principal executive offices) (Zip Code)

(757) 321-5000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02. Results of Operations and Financial Condition.

Today, May 25, 2017, Dollar Tree, Inc. issued a press release reporting its fiscal 2017 first quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.

99.1   Press Release dated May 25, 2017 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR TREE, INC.

Date: May 25, 2017

By: /s/ Kevin S. Wampler

Kevin S. Wampler
Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated May 25, 2017 issued by Dollar Tree, Inc.

Exhibit 99.1



DOLLAR TREE, INC. REPORTS RESULTS FOR THE FIRST QUARTER FISCAL 2017

~ Consolidated Sales Increased 4.0% to $5.29 Billion ~
~ Diluted Earnings per Share of $0.85, Includes $0.13 Receivable Impairment Charge Related to the Dollar Express Divestiture ~
~ Diluted EPS, Excluding the Impairment Charge, of $0.98 Meets High End of Guidance Range ~
~ Enterprise Same-Store Sales Increased 0.5% ~
~ Same-Store Sales by Segment: Dollar Tree +2.5%, Family Dollar -1.2% ~

CHESAPEAKE, Va. - May 25, 2017 - Dollar Tree, Inc. (NASDAQ: DLTR), North America's leading operator of discount variety stores, today reported results for its first fiscal quarter ended April 29, 2017.

"I am extremely pleased with the first quarter performance of our Dollar Tree banner and with the continued progress in re-building the Family Dollar business," stated Bob Sasser, Chief Executive Officer. "Same-store sales were positive and total sales were near the mid-point of our range of guidance. Gross margin and operating margin rates improved, SG&A expenses were well managed across both banners and our adjusted EPS of $0.98 per diluted share, excluding the impairment charge related to the divestiture to Dollar Express, met the high end of our range of guidance. The Dollar Tree banner continues to generate results that are strong, consistent and growing and we are enthusiastic about the opportunity to improve the Family Dollar business as we launch our renovation initiatives in the second quarter."

First Quarter Results

Consolidated net sales increased 4.0% to $5.29 billion from $5.09 billion in the prior year's first quarter. Enterprise same-store sales increased 0.5%. The same-store sales growth was driven by increases in average ticket and comparable transaction count. Same-store sales for the Dollar Tree banner increased 2.5%. Same-store sales for the Family Dollar banner decreased 1.2%.

Gross profit increased 4.7% to $1.63 billion in the quarter compared to $1.55 billion in the prior year's first quarter. As a percent of sales, gross margin increased to 30.8% compared to 30.6% in the prior year. The improvement was driven primarily by lower merchandise and freight costs, partially offset by higher markdowns.

Selling, general and administrative expenses were 23.4% of sales compared to 22.3% of sales in the prior year's first quarter. Excluding the receivable impairment charge described below, selling, general and administrative expenses were 22.5% of sales. The increase, as a percentage of sales, was driven primarily by higher payroll expenses and advertising expenses, partially offset by lower depreciation.

In the first quarter of 2017, the Company evaluated the collectability of its divestiture-related receivable from Dollar Express, which acquired the stores that the FTC required the Company to divest. Dollar Express is in the process of liquidating, is in default of its obligations to the Company including its obligation to pay the receivable, and is not cooperating. Based on a number of factors, the Company determined the outstanding balance of $50.9 million was not recoverable and recorded an impairment charge to write down the receivable to zero. The charge is recorded as "Receivable impairment" in the accompanying condensed consolidated income statements. The Company plans to take all appropriate actions, which we expect to include litigation against Dollar Express and others, to enforce the Company's rights.

Operating income, including the receivable impairment charge, decreased 7.1% to $388.8 million, or 7.4% of sales, compared with $418.7 million, or 8.2% of sales, in the same period last year. Excluding the receivable impairment charge, adjusted operating income increased 5.0% to $439.7 million compared with $418.7 million in the same period last year. Adjusted operating income margin improved to 8.3% in the current quarter from 8.2% in last year's quarter.

The Company's effective tax rate for the quarter was 36.1% compared to 29.8% in the prior year period. The lower effective tax rate in the prior year's quarter was primarily attributable to a one-time benefit related to state tax planning, which contributed $0.09 to earnings per share last year.

Net income, including the receivable impairment charge, compared to the prior year's first quarter decreased $32.2 million to $200.5 million and diluted earnings per share was $0.85 compared to $0.98 in the prior year's quarter. The prior year's quarter included a one-time tax rate benefit of $0.09 per share related to state tax planning. Adjusting for the current quarter's receivable impairment charge and the prior year quarter's one-time tax benefit, diluted earnings per share improved 10.1% to an adjusted $0.98 compared to an adjusted $0.89 from the prior year quarter.

During the quarter, the Company opened 164 stores, expanded or relocated 51 stores, and closed 16 stores. Retail selling square footage at quarter-end was approximately 113.7 million square feet.

Company Outlook

The Company estimates consolidated net sales for the second quarter of 2017 to range from $5.18 billion to $5.28 billion, based on a slightly positive to low single-digit increase in same-store sales for the combined enterprise. Diluted earnings per share are estimated to be in the range of $0.80 to $0.88.

Consolidated net sales for full-year fiscal 2017 are now expected to range from $21.95 billion to $22.25 billion compared to the Company's previously expected range of $21.94 billion to $22.33 billion. This estimate is based on a slightly positive to low single-digit increase in same-store sales and 3.9% square footage growth. Including the first quarter's receivable impairment charge of $0.13 per diluted share, the Company now anticipates net income per diluted share for full-year fiscal 2017 will range between $4.17 and $4.43. Excluding the impairment charge, the top end of the guidance range is consistent with the Company's prior guidance. Fiscal 2017 includes a 53rd week. The extra week, in the fourth quarter, is expected to add $400 million to $430 million to sales and $0.19 to $0.22 to diluted earnings per share, both of which are included in the guidance.

Sasser added, "I believe we are squarely positioned in the most attractive sector of retail. Value and convenience are important to our shoppers, and that is exactly what our Dollar Tree and Family Dollar businesses are focused on providing. We have a proven business model, an experienced leadership team, many years of store growth ahead of us, and tremendous opportunities to continue improving our businesses to deliver value to our long-term shareholders."

Conference Call Information

On Thursday, May 25, 2017, the Company will host a conference call to discuss its earnings results at 9:00 a.m. Eastern Time. The telephone number for the call is 800-310-1961. A recorded version of the call will be available until midnight Wednesday, May 31, 2017 and may be accessed by dialing 888-203-1112. The access code is 2488028. A webcast of the call is accessible through Dollar Tree's website, and will remain online through Wednesday, May 31, 2017.

Dollar Tree, a Fortune 200 Company, operated 14,482 stores across 48 states and five Canadian provinces as of April 29, 2017. Stores operate under the brands of Dollar Tree, Family Dollar, and Dollar Tree Canada. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding second quarter 2017 and full-year 2017 net sales and same-store sales, second quarter 2017 and full-year 2017 diluted earnings per share, square footage growth, the benefits, results, and effects of the merger with Family Dollar, including integration plans and synergies, the impairment of the receivable from Dollar Express and possible actions related to the receivable, and future financial and operating results and shareholder value, the combined company's plans, objectives, expectations (financial and otherwise) and intentions. These statements are subject to risks and uncertainties, including that we may be unable to successfully recover any amount from Dollar Express or others. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10-K filed March 28, 2017 and other filings with the Securities and Exchange Commission. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT: Dollar Tree, Inc.
             Randy Guiler, 757-321-5284
             Vice President, Investor Relations
             www.DollarTree.com
             DLTR-E

DOLLAR TREE, INC.
Condensed Consolidated Income Statements
(In millions, except per share data)
(Unaudited)

	13 Weeks Ended			
	April 29, 2017		April 30, 2016	
Net sales	$	5,287.1	$	5,085.8
Cost of sales		3,660.0		3,531.2
Gross profit		1,627.1		1,554.6
		30.8%		30.6%
Selling, general & administrative expenses, excluding Receivable impairment		1,187.4		1,135.9
		22.5%		22.3%
Receivable impairment		50.9		—
		1.0%		—%
Selling, general & administrative expenses		1,238.3		1,135.9
		23.4%		22.3%
Operating income		388.8		418.7
		7.4%		8.2%
Interest expense, net		74.7		87.3
Other (income) expense, net		0.3		(0.2)
Income before income taxes		313.8		331.6
		5.9%		6.5%
Income tax expense		113.3		98.9
Income tax rate		36.1%		29.8%
Net income (1)	$	200.5	$	232.7
		3.8%		4.6%
Net earnings per share:				
Basic	$	0.85	$	0.99
Weighted average number of shares		236.3		235.3
Diluted (1)	$	0.85	$	0.98
Weighted average number of shares		237.3		236.4

(1) Excluding the $50.9 million receivable impairment in the 13 weeks ended April 29, 2017, Net income and Diluted earnings per share for the 13 weeks ended April 29, 2017 were $232.1 million and $0.98, respectively.

DOLLAR TREE, INC.
Segment Information
(In millions, except store count)
(Unaudited)

	13 Weeks Ended			
	April 29, 2017		April 30, 2016	
Net sales:				
Dollar Tree	$ 2,571.7		$ 2,384.5	
Family Dollar	2,715.4		2,701.3	
Total net sales	$ 5,287.1		$ 5,085.8	
Gross profit:				
Dollar Tree	$ 896.6	34.9%	$ 820.8	34.4%
Family Dollar	730.5	26.9%	733.8	27.2%
Total gross profit	$ 1,627.1	30.8%	$ 1,554.6	30.6%
Operating income:				
Dollar Tree	$ 315.4	12.3%	$ 280.7	11.8%
Family Dollar	73.4	2.7%	138.0	5.1%
Total operating income	$ 388.8	7.4%	$ 418.7	8.2%

	13 Weeks Ended					
	April 29, 2017			April 30, 2016		
	Dollar Tree	Family Dollar	Total	Dollar Tree	Family Dollar	Total
Store Count:						
Beginning	6,360	7,974	14,334	5,954	7,897	13,851
New	89	75	164	112	59	171
Rebanner (a)	—	—	—	(6)	—	(6)
Closings	(5)	(11)	(16)	(11)	(8)	(19)
Ending	6,444	8,038	14,482	6,049	7,948	13,997
Selling Square Footage (in millions)	55.5	58.2	113.7	52.1	57.5	109.6
Growth Rate (Square Footage)	6.5%	1.2%	3.7%	10.4%	100.0%	132.2%

(a) Stores are included as rebanners when they close or open, respectively.

DOLLAR TREE, INC.
Condensed Consolidated Balance Sheets
(In millions)
(Unaudited)

	April 29, 2017	January 28, 2017	April 30, 2016
Cash and cash equivalents	$ 1,154.9	$ 866.4	$ 929.7
Short-term investments	4.0	4.0	4.0
Merchandise inventories, net	2,878.4	2,865.8	2,929.5
Other current assets	240.8	201.8	308.9
Total current assets	4,278.1	3,938.0	4,172.1
Property, plant and equipment, net	3,093.9	3,115.8	3,153.2
Assets available for sale	10.6	9.0	11.7
Goodwill	5,022.4	5,023.5	5,024.9
Favorable lease rights, net	443.4	468.6	543.9
Tradename intangible asset	3,100.0	3,100.0	3,100.0
Other intangible assets, net	5.0	5.1	5.6
Other assets	41.3	41.6	49.5
Total assets	$ 15,994.7	$ 15,701.6	$ 16,060.9
Current portion of long-term debt	$ 165.9	$ 152.1	$ 120.5
Accounts payable	1,223.9	1,119.6	1,260.3
Other current liabilities	629.5	744.2	622.1
Income taxes payable	221.3	90.0	46.2
Total current liabilities	2,240.6	2,105.9	2,049.1
Long-term debt, net, excluding current portion	6,131.7	6,169.7	7,209.8
Unfavorable lease rights, net	117.6	124.0	142.9
Deferred tax liabilities, net	1,433.6	1,458.9	1,566.2
Income taxes payable, long-term	71.8	71.2	71.1
Other liabilities	390.4	382.4	352.2
Total liabilities	10,385.7	10,312.1	11,391.3
Shareholders' equity	5,609.0	5,389.5	4,669.6
Total liabilities and shareholders' equity	$ 15,994.7	$ 15,701.6	$ 16,060.9

The January 28, 2017 information was derived from the audited consolidated financial statements as of that date.

DOLLAR TREE, INC.
Condensed Consolidated Statements of Cash Flows
(In millions)
(Unaudited)

		13 Weeks Ended		
		April 29, 2017		**April 30, 2016**
Cash flows from operating activities:				
Net income	$	200.5	$	232.7
Adjustments to reconcile net income to net cash provided by operating activities:				
Depreciation and amortization		153.9		162.3
Provision for deferred taxes		(23.0)		(20.4)
Amortization of debt discount and debt-issuance costs		3.6		4.7
Receivable impairment		50.9		—
Other non-cash adjustments to net income		32.9		27.7
Changes in operating assets and liabilities		11.9		(96.0)
Total adjustments		230.2		78.3
Net cash provided by operating activities		430.7		311.0
Cash flows from investing activities:				
Capital expenditures		(110.3)		(175.9)
Purchase of restricted investments		—		(36.1)
Proceeds from sale of restricted investments		—		118.1
Proceeds from fixed asset disposition		2.2		1.1
Net cash used in investing activities		(108.1)		(92.8)
Cash flows from financing activities:				
Principal payments for long-term debt		(27.8)		(20.8)
Proceeds from stock issued pursuant to stock-based compensation plans		11.8		14.4
Cash paid for taxes on exercises/vesting of stock-based compensation		(17.6)		(18.4)
Net cash used in financing activities		(33.6)		(24.8)
Effect of exchange rate changes on cash and cash equivalents		(0.5)		0.2
Net increase in cash and cash equivalents		288.5		193.6
Cash and cash equivalents at beginning of period		866.4		736.1
Cash and cash equivalents at end of period	$	1,154.9	$	929.7

DOLLAR TREE, INC.
Reconciliation of Non-GAAP Financial Measures
(In millions, except per share data)
(Unaudited)

From time-to-time, the Company's financial results include certain financial measures not derived in accordance with generally accepted accounting principles ("GAAP"). Non-GAAP financial measures should not be used as a substitute for GAAP financial measures, or considered in isolation, for the purposes of analyzing operating performance, financial position or cash flows. However, the Company believes providing additional information in the form of non-GAAP measures that exclude the unusual, non-recurring expense outlined below is beneficial to the users of its financial statements in evaluating the Company's current operating results in relation to past periods. The Company has included a reconciliation of this information to the most comparable GAAP measures in the following tables.

In the first quarter of 2017, the Company evaluated the collectability of its divestiture-related receivable from Dollar Express, which acquired the stores that the FTC required the Company to divest. Dollar Express is in the process of liquidating, is in default of its obligations to the Company, including its obligation to pay the receivable, and is not cooperating. Based on a number of factors, the Company determined the outstanding balance of $50.9 million was not recoverable and recorded an impairment charge to write down the receivable to zero. The charge is recorded as "Receivable impairment" in the accompanying condensed consolidated income statements. The Company plans to take all appropriate actions, which we expect to include litigation against Dollar Express and others, to enforce the Company's rights.

Reconciliation of Adjusted Net Income:	13 Weeks Ended April 29, 2017	
Net income (GAAP)	$	200.5
SG&A adjustment:		
Receivable impairment		50.9
Provision for income taxes on adjustment		(19.3)
Adjusted Net income (Non-GAAP)	$	232.1

Reconciliation of Adjusted EPS:	13 Weeks Ended April 29, 2017	
Diluted earnings per share (GAAP)	$	0.85
Adjustment, net of tax		0.13
Adjusted EPS (Non-GAAP)	$	0.98

Reconciliation of Adjusted Operating Income:	13 Weeks Ended April 29, 2017	
Operating income (GAAP)	$	388.8
SG&A adjustment:		
Receivable impairment		50.9
Adjusted Operating income (Non-GAAP)	$	439.7

Reconciliation of Adjusted Operating Income - Family Dollar segment:	13 Weeks Ended April 29, 2017	
Operating income (GAAP)	$	73.4
SG&A adjustment:		
Receivable impairment		50.9
Adjusted Operating income (Non-GAAP)	$	124.3